Exhibit 99.1

Draganfly Reports its 2023 Results

Saskatoon, SK., March 27, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its fourth quarter and fiscal 2023 financial results. Revenue for the fourth quarter and the year was dictated by the shift to larger in-house capacity and drone production capabilities.

The financial year 2023 was a transition year for Draganfly as 2023 marked new production capacity coming online along with the commercialization of its flagship Commander 3XL and Heavy Lift Drone platforms.

Key Financial Highlights for 2023:

●	Total revenue for the year ended December 31, 2023, was $6,554,842. Product sales decreased $263,339 in 2023 as compared to 2022, while services revenue decreased $786,878. This is largely due to product line transition and a focus on building new and increased production capabilities

●	Gross Profit was $2,064,114, an increase of $1,273,439 or up 161.1% from the prior year. As a percentage of sales, gross margin increased from 10.4% in 2022 to 31.5% in 2023. This year’s gross profit included a one-time non-cash write-down of inventory of $331,671 while last year’s gross profit included a non-cash downward adjustment of $1,976,514. Excluding these adjustments, gross profit decreased by $371,404 year over year. As a percentage of sales, adjusted gross margin increased from 36.4% in 2022 to 36.5% in 2023.

●	The Company recorded a comprehensive loss including all non-cash items of $23,709,851 compared to a comprehensive loss of $27,305,305 in 2022. The comprehensive loss for the year ended December 31, 2023, includes non-cash changes comprised of a gain in fair value of derivative liability from warrants of $211,110, an expense for impairment of notes receivable of $101,351, a write-down of inventory of $331,671, and an expense for goodwill and intangibles impairment of $87,415 and would otherwise have been a comprehensive loss of $23,400,524 compared to a comprehensive loss of $24,067,180 excluding non-cash items in the same period last year. Cash used in operating activities decreased by $1,304,184 year over year.

●	The Company’s cash balance on December 31, 2023, was $3,093,612.

Key Financial and Operational Highlights for Q4 2023 and Early 2024:

●	Revenue for Q4 2023 was $916,299 compared to $1,314,162 for Q4 2022 largely due to a decrease in Q4 product sales relating to product line transition and new customer category integration requirements along with slightly lower services sales.

●	Gross Profit was $258,879 for Q4 2023 compared to -$1,665,971 in Q4 2022 representing an increase of $1,924,850 year over year. Gross profit for Q4 2023 would have been $382,303 if it wasn’t for a one time non-cash write down of inventory of $123,424 while Q4 2022 would have been $310,543 not including a one-time non-cash write down of inventory for $1,976,514. Hence, gross profit on an adjusted basis was up 23.1% year over year. Gross profit as a percentage of sales for Q4 2023 was 28.3% but on an adjusted basis was 41.7%.

●	The Company recorded a comprehensive loss including non-cash items for Q4 2023 of $4,191,796 compared to a comprehensive loss of $16,660,602 for the same period in 2022. A 69.3% improvement over 2022. The comprehensive loss for the fourth quarter of 2023 includes non-cash changes comprised of a gain in fair value derivative liability of $153,798 as well as a one time write down of inventory of $123,424, and would otherwise be a comprehensive loss of $4,222,170 compared to a comprehensive loss of $7,482,545 excluding non-cash items in the same period last year. The decrease in loss was primarily due to lower professional fees, wages, and share based compensation charges.

●	The Company received a Transport Canada Special Flight Operations Certificate (SFOC) for its Heavy Lift Drone to support advanced flight testing above 55lbs/25KG MTOW. This will allow the highly specialized development of advanced delivery, industrial, and defense applications. The Heavy Lift Flight Testing SFOC allows Draganfly to conduct these specialized and advanced operations utilizing the Heavy Lift within an approved flight test area. This development also enables the Company to initiate direct application and use-case testing. Draganfly can enhance and optimize highly specialized operational and maintenance manuals and Standard Operating Procedures for various conditions and scenarios.

●	The Company addressed United Nations Experts speaking on emerging technologies for disaster risk reduction organized by the World Meteorological Organization (WMO), the International Telecommunication Union (ITU), and the United Nations Convention to Combat Desertification (UNCCD) as part of ITU’s webinar series on digital transformation. It focused on the transformative ability of cutting-edge technologies such as Artificial Intelligence (AI), the Internet of Things (IoT), Unmanned Aerial Vehicles (UAVs), digital twin, and the Metaverse and their use in disaster management. This event explored how these technological innovations can effectively mitigate and respond to natural hazards and disasters.

●	The Company showcased the Commander 3XL and new military special-purpose capabilities at Modern Warfare Week in Fayetteville, NC. The event is a premier gathering for the Special Operations Forces (SOF) community, providing a platform for education and collaboration on the evolving landscape of warfare. 800 select military and government representatives are anticipated to attend. The Global Special Operations Foundation (GSOF) and the United States Army Special Operations Command (USASOC) jointly sponsor the event.

●	Draganfly announced the closing of a US$3.5 million underwritten offering, with the Company planning to allocate the net proceeds towards general corporate purposes. These purposes included funding its capabilities to meet the demand for its new products, supporting growth initiatives, covering working capital requirements, continuing the development and marketing of the Company’s core product, potential acquisitions, and research and development efforts.

●	Draganfly announced record third-quarter results for 2023, recording revenue of $2,138,017, which marked a 14.0% increase from the same period the previous year. The revenue for Q3 of 2023 comprised product sales amounting to $1,653,111 and drone services totalling $484,906. This performance was compared to the Q3 revenue in 2022, which stood at $1,876,221, consisting of $1,359,986 from product sales and $516,235 from drone services, highlighting the Company’s growth and expansion in its market segments.

Draganfly will hold a shareholder update call on March 27, 2024, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended December 31, 2023 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR.

For the year ended December 31,	2023	2022	2021
Total revenues	$6,554,842	$7,605,059	$7,053,965
Gross Profit (as a % of revenues) (1)	31.5%	10.4%	37.5%
Net (loss) income	(23,611,810)	(27,654,364)	(16,202,972)
Net (loss) income per share ($)
- Basic	(0.56)	(0.82)	(0.58)
- Diluted	(0.56)	(0.82)	(0.58)
Comprehensive (loss) income	(23,709,851)	(27,305,305)	(16,399,137)
Comprehensive (loss) income per share ($)
- Basic	(0.56)	(0.81)	(0.59)
- Diluted	(0.56)	(0.81)	(0.59)
Change in cash and cash equivalents	$(4,801,169)	$(15,180,932)	$21,093,297

(1)	Gross Profit (as a % of revenues) would have been 36.5% (2022 – 36.4%; 2021 – 37.5%) not including a non-cash write down of inventory for $331,671 (2022 - $1,976,514; 2021 - $nil)).

As at	December 31, 2023	December 31, 2022
Total assets	$8,330,292	$14,638,533
Working capital	(717,017)	10,168,800
Total non-current liabilities	523,584	249,740
Shareholders’ equity	$407,716	$11,040,881

Number of shares outstanding	49,229,563	34,270,579

Shareholders’ equity and working capital as at December 31, 2023, includes a fair value of derivative liability of $4,196,125 ($57,314 – 2022) and would otherwise be $4,603,841 ($11,098,195 – 2022) and $3,479,108 ($10,226,114 - 2022) respectively.

	2023 Q4	2023 Q3	2022 Q4
Revenue	$916,299	$2,138,018	$1,314,162
Cost of goods sold(2)(4)	$(657,420)	$(1,243,334)	$(2,980,133)
Gross profit(3)(5)	$258,879	$894,683	$(1,665,971)
Gross margin – percentage	28.3%	41.8%	-126.8%
Operating expenses	$(3,482,141)	$(6,356,138)	$(7,342,669)
Operating income (loss)	$(3,223,262)	$(5,461,456)	$(9,008,640)
Operating loss per share - basic	$(0.08)	$(0.13)	$(0.26)
Operating loss per share - diluted	$(0.08)	$(0.13)	$(0.26)
Other income (expense)^	$(965,072)	$14,569	$(7,575,889)
Change in fair value of derivative liability (1)	$153,798	$-	$334,016
Other comprehensive income (loss)	$(3,461)	$(83,363)	$(76,073)
Comprehensive income (loss)	$(4,191,796)	$(5,530,248)	$(16,660,602)
Comprehensive income (loss) per share - basic	$(0.10)	$(0.13)	$(0.49)
Comprehensive income (loss) per share - diluted	$(0.10)	$(0.13)	$(0.49)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes non-cash inventory write-downs of $8,600 in Q3/23 and $123,454 in Q4/23 and would have been $1,234,734 in Q3/23 and $533,996 in Q4/23 before these write-downs

(3)	Gross profit would have been $903,283 in Q3/23 and $382,303 in Q4/23 without the write-downs
(4)	Cost of goods sold in Q4/22 would have been $1,003,619 not including a non-cash write-down of inventory for $1,976,514.
(5)	Gross profit would have been $310,543 in Q4/22 not including a non-cash write-down of inventory for $1,976,514.
^	The other income (expense) and comprehensive loss for the fourth quarter of 2023 includes non-cash changes comprised of a fair value derivative liability gain of $153,798 and would otherwise be another expense of $1,118,870 and comprehensive loss of $4,345,594, respectively

As previously disclosed, on September 22, 2023, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”) by failing to maintain a minimum bid price for the Company’s common shares of at least $1.00 per share for 30 consecutive business days. The Company was allowed an initial 180-day grace period, or until March 20, 2024, (the “Compliance Period”), to regain compliance with the Rule. To regain compliance with the Rule the closing bid price of the Company’s common shares needed to be at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period.

On March 21, 2024, the Company received notification that it had failed to regain compliance with the Rule and is not eligible for a second 180 day compliance period because of its failure to comply with the $5 million minimum stockholders’ equity initial listing requirement for the period ended September 30, 2023. Unless the Company timely requests a hearing before an independent Nasdaq Hearings Panel (the “Panel”), the Company’s securities will be subject to delisting. Accordingly, the Company will request a hearing before the Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the discretion to grant an additional extension period that can expire as late as September 17, 2024. At the hearing, the Company will be asked to provide a plan to regain compliance to the Panel. The Company intends to present a plan to regain compliance with the Rule and request the continued listing of its common shares on Nasdaq pending such compliance. However, there can be no assurance that the Panel will grant the Company’s request or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release, we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding; the impact of the Company receiving the SFOC for its Heavy Lift Drone; expected attendance and the impact of the Company showcasing the Commander 3XL at Modern Warfare Week; the expected use of proceeds in connection with the US$3.5 million underwritten offering; statements regarding the Nasdaq delisting process, including the Company’s intention to request a hearing, the results of any such hearing, and the Company’s ability to present a plan to regain compliance with the Rule; and building technologies, production lines and production capabilities. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; uncertainty regarding the Nasdaq hearing process, regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.